Exhibit 99.5

Documentation to be presented at the

Extraordinary General Meeting of

LBI International AB (publ)

Monday 26 April 2010

Agenda

for the Extraordinary General Meeting of LBI International AB (publ), to be held on Monday 26 April 2010 at 1.30 p.m. at Hotel Anglais, Humlegårdsgatan 23 in Stockholm.

Proposed Agenda

1.	Opening of the Meeting.

2.	Election of chairman of the Meeting.

3.	Preparation and approval of the voting list.

4.	Approval of the agenda.

5.	Election of one or two persons to verify the minutes.

6.	Determination as to whether the Meeting has been duly convened.

7.	Resolution to approve the merger plan.

8.	Closing of the Meeting.

The board of directors’ complete proposals to be presented at the Extraordinary General Meeting of LBI International AB (publ) on Monday 26 April 2010

The following proposal is numbered according to the proposed agenda.

RESOLUTION REGARDING APPROVAL OF THE MERGER PLAN (item 7)

The board of directors proposes that the Extraordinary General Meeting resolves to adopt the joint merger plan that was adopted by the board of directors of LBI International AB (“LBi”) and the management board of Obtineo Netherlands Holding B.V. (“Obtineo”) on 24 February 2010. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 8 March 2010 and was published in the Official Swedish Gazette (Sw. Post- och Inrikes Tidningar) on 10 March 2010.

LBi’s boards of directors and Obtineo’s management board (together the “Boards”) believe that a merger between LBi and Obtineo (the “Merger”) creates a group with a greater critical mass and stronger strategic position in relation to both customers and capital markets. Post merger, the combined group will be the largest European digital marketing, communications, search, design, branding and technology firm.

The Boards believe that the Merger will enable the new entity to meet customer demand for a wider service offering and deeper geographical reach. The joint entity will be a market leader in the following key European markets – the UK, Denmark, Sweden, Germany, Belgium and the Netherlands. The Boards furthermore believe that the Merger between the two companies will provide benefits for the companies and their shareholders.

The Boards hold the view that the preferred way to implement the Merger is by means of a statutory cross-boarder merger in accordance with the Swedish Companies Act and the Dutch Companies Act. The intention is that the terms of the Merger shall not generally imply any transfer of value from the shareholders of one company to the shareholders of the other company.

The exchange ratio has been determined with the intention of achieving a fair allotment of the shares in Obtineo between the shareholders of the merging companies. In determining a fair exchange ratio, the Boards have taken a number of factors into consideration. The Boards have primarily considered the relative profitability of both companies by using EBITDA and taking into account the actual net debt and working capital positions for which normalizations are made.

The Boards have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of one share in Obtineo for one share in LBi. The exchange ratio for the Merger has, therefore, been determined so that each LBi share will be exchanged for one Obtineo share as a result of the above methodology and valuation principles used to derive the value of Obtineo and the allotment of shares to its shareholders.

The Boards consider the Merger to be beneficial to the merging companies and to the shareholders. The Boards also consider the exchange ratio to be fair. The board of directors of LBi has obtained a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, who expressed that the exchange ratio is fair from a financial point of view for the shareholders of LBi.

The exchange ratio for the merger consideration has, in view of the above, been determined in such way that each share in LBi shall be exchanged for one share in Obtineo. No cash payments will be made to the shareholders of LBi pursuant to the exchange ratio for the shares.

The merger consideration shall be distributed after the Merger has been registered at Bolagsverket, which is expected to take place within three trading days following the execution of the merger deed in front of a Dutch civil law notary (the “Effective Date”).

The shares in Obtineo issued to the shareholders of LBi as merger consideration shall carry rights to dividends as of the Effective Date.

The execution of the merger deed by a Dutch notary, which is expected to take place in July 2010, will result in the dissolution of LBi, whereby all of LBi’s assets and liabilities will be transferred to Obtineo. The merger consideration will be accounted for by Euroclear Sweden AB registering the number of shares in Obtineo in the securities account of each duly entitled party. The shareholding in LBi of such parties will be deregistered from the same account.

LBi and Obtineo shall, until the Merger has been registered with Bolagsverket, act as two independent and separate companies.

An English translation of the complete text of the merger plan is set forth in Appendix 1.

The Boards have also prepared an information document regarding the Merger, which has been registered with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on 12 April 2010. The information document is available at LBi’s website, www.lbi.com.

Proposal

A valid resolution requires approval of shareholders representing at least two-thirds of the votes cast and the shares represented at the meeting.

Notice to Shareholders in the United States

This merger relates to the securities of a Dutch and a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden and the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Swedish and Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.